Skadden, Arps, Slate, Meagher & Flom llp
155 NORTH WACKER DRIVE
CHICAGO, ILLINOIS 60606

Mr. Larry Greene
Senior Counsel
Securities and Exchange Commission
Office of Investment Management
100 F Street, N.E.
Washington, DC 20549

January 27, 2010
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RE: Van Kampen Pennsylvania Tax Free Income Fund
File Numbers 811-4983 and 33-11384
Dear Mr. Greene:
     Thank you for your telephonic comments regarding the registration statement on Form N-1A filed on November 23, 2009 by Van Kampen Pennsylvania Tax Free Income Fund (the “Fund”), under the Securities Act of 1933, as amended (“Securities Act”) and the Investment Company Act of 1940, as amended (“1940 Act”). On behalf of the Fund, we have provided our response to your comments below. Where changes were necessary in response to your comments, they are reflected in Post-Effective Amendment No. 32 to the Fund’s Registration Statement which will be filed under the Securities Act and the 1940 Act via IDEA on or about January 27, 2010.
Prospectus

Comment 1	We remind all registrants of the obligation to file electronic reports with respect to their fidelity bond coverage under Rule 17g-1(g) under the 1940 Act. Please confirm that the Registrant has made the requisite filing for the year 2005.

Response 1	The Registrant acknowledges its obligation to file electronic reports with respect to their fidelity bond coverage under Rule 17g-1(g) under the 1940 Act and confirms that such filing was made for the year 2005.

Comment 2	Please add risk disclosure relating to the volatility in or stemming from, the turmoil in the sub-prime mortgage, credit and other affected markets and note that such volatility is currently being experienced in the markets.

Indicate also that there are proposals being considered by the administration to change the regulation of financial institutions that could affect, possibly adversely, investment managers or investment funds.

Response 2	The Fund notes that the general disclosure requested by the Staff is currently in the section entitled “Investment Objective, Principal Investment Strategies and Risks – Principal Investment Strategies and Risks.” The Fund also notes that such disclosure does not state that volatility is currently being experienced in the markets because the Fund’s prospectus is effective for an entire year and is required to be “evergreen.” It would be impractical for the Fund to supplement its prospectuses each time the markets became more or less volatile. The Fund does not believe that such disclosure is necessarily helpful for shareholders and could in fact be confusing to shareholders. Thus, the Fund has not added any additional disclosure.

Comment 3	In the section entitled “Summary – Fees and Expenses of the Fund,” please confirm that all footnotes thereto are either required or permitted by Form N-1A.

Response 3	The Fund has deleted any footnotes that are not either required or permitted by Form N-1A. The Fund notes that the remaining footnotes that relate to the deferred sales charges applicable to some classes of shares are permitted by Instruction 2(a)(i) of Item 3.

Comment 4	In the section entitled “Summary – Principal Investment Strategies,” please add disclosure that below investment grade securities are commonly known as “junk bonds.”

Response 4	The Fund respectfully submits that such disclosure is currently in the first paragraph of the section referenced and thus, that Fund has not added any additional disclosure.

Comment 5	In the section entitled “Investment Objective, Principal Investment Strategies and Risks – Principal Investment Strategies and Risks — Understanding Quality Ratings,” please supplementally confirm to the Staff that the description of B grade securities as “marginal quality” is correct, as the Staff considers such securities “low grade.”

Response 5	The Fund believes that “marginal quality” is an appropriate description for B grade securities. The Fund notes that the lead in paragraph to the table referenced by the Staff describes that securities with ratings below the bold line in the table (i.e., those below BBB/Baa in the table) are regarded as “noninvestment grade” and directs shareholders to a more detailed explanation available as an appendix to the prospectus. The Fund believes that such disclosure along with the disclosure in the body of the prospectus, taken as a whole, provides shareholders with an accurate description of the various quality ratings.

Comment 6	In the seventh paragraph in the section entitled “Investment Objective, Principal Investment Strategies and Risks – Principal Investment Strategies and Risks – Municipal Securities,” please add disclosure, including risk disclosure, regarding the specific types of “relatively recent innovations in the municipal securities markets” to which the Fund refers.

Response 6	The Fund notes that to the extent that an investment is a principal investment strategy and therefore presents a principal investment risk, such strategy and risk are described in its prospectus. Thus, the Fund has not added additional disclosure.

Comment 7	In the section entitled “Investment Objective, Principal Investment Strategies and Risks – Principal Investment Strategies and Risks – Other Investments and Risk Factors – Temporary defensive strategy,” please revise the disclosure to state that such defensive positions are inconsistent with the Fund’s principal investment strategies, as required by Instruction 6 of Item 4(b) of Form N-1A.

Response 7	The Fund respectfully submits that the last sentence of this section addresses Instruction 6 as it states, “In taking such a defensive position, the Fund would temporarily not be pursuing its principal investment strategies and may not achieve its investment objective.” Therefore, the Funds do not believe that additional disclosure is necessary.

Comment 8	In the section entitled “Investment Objective, Principal Investment Strategies and Risks – Other Investments and Risk Factors – When-issued and delayed delivery securities,” if the Fund segregates assets with respect to such investments, please add disclosure to reflect that.

Response 8	The Fund has added the disclosure as requested.

Comment 9	In the third paragraph in the section entitled “Investment Advisory Services – Portfolio management,” please clarify to which “team members” the Fund refers.

Response 9	The Fund has clarified the disclosure as requested.
Statement of Additional Information

Comment 10	In the section entitled “Investment Objective, Investment Strategies and Risks – Special Risk Considerations Regarding Pennsylvania Municipal Securities,” please break the lengthy paragraphs into shorter paragraphs.

Response 10	The Fund has revised the disclosure as requested.

*            *            *
          In connection with the effectiveness of the Registration Statement, the Fund acknowledges that the disclosure included in the Registration Statement is the responsibility of the Fund. The Fund further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in reviewing the Registration Statement does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and that the Fund will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Should you have any questions concerning our responses to your comments, please direct them to Elizabeth Nelson at (630) 684-6301 or the undersigned at (312) 407-0863.
Sincerely,
/s/ Charles B. Taylor

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